Exhibit 12.1
STATEMENTS REGARDING COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three	Six
	Months	Months
	Ended	Ended
	June 30,	June 30,	Year ended December 31,
(In thousands)	2010	2010	2009	2008	2007	2006	2005

Earnings:
Income (loss) from continuing operations before income taxes	$(9,544)	$(9,320)	$25,836	$16,649	$41,958	$37,578	$4,678
Fixed charges excluding interest from securities operations	7,935	13,014	12,535	5,911	5,193	4,420	4,563

Subtotal	(1,609)	3,694	38,371	22,560	47,151	41,998	9,241
Interest expense from securities operations	4,854	10,321	34,279	90,699	140,077	89,429	46,661

Total	$3,245	$14,015	$72,650	$113,259	$187,228	$131,427	$55,902

Fixed charges:
Interest expense on long-term debt	$7,429	$11,984	$10,344	$3,854	$2,894	$2,951	$3,123
Interest factor in rents and other interest-bearing liabilities	506	1,030	2,191	2,057	2,299	1,469	1,440

Subtotal	7,935	13,014	12,535	5,911	5,193	4,420	4,563
Interest expense from securities operations	4,854	10,321	34,279	90,699	140,077	89,429	46,661

Total	$12,789	$23,335	$46,814	$96,610	$145,270	$93,849	$51,224

Ratio of earnings to fixed charges:
Including interest expense from securities operations	0.3	0.6	1.6	1.2	1.3	1.4	1.1
Excluding interest expense from securities operations	(a )	0.3	3.1	3.8	9.1	9.5	2.0

(a)	Earnings were inadequate to cover fixed charges by $1.6 million for the three months ended June 30, 2010.